SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF

                      THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of January, 2003



                                CP SHIPS LIMITED

     ________________________________________________________________________

                (Translation of Registrant's Name Into English)

            62-65 Trafalgar Square, London WC2N 5DY, United Kingdom

     ________________________________________________________________________

                    (Address of Principal Executive Offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

        Form 20-F               Form 40-F      X
                 ----                         ----

        Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

        Yes         No     X
            ----          ----

        (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________.

        This report furnished on Form 6-K shall be incorporated by reference into each of the following Registration Statements under the Securities Act of 1933 of the registrant:

                             Form S-8 No. 333-13954



                               Page 1 of 5 Pages

                        Exhibits Index appears on Page 3

                                   SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                             CP SHIPS LIMITED
                                             -----------------
                                                  (Registrant)

Date:  20 January 2003
                                             By:______________________
                                                Name:  John K. Irving
                                                Title: Vice President, General
                                                       Counsel & Secretary



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

                                 Exhibits Index

The following is a list of Exhibits included as part of this Report on Form
6-K.

Description of Exhibit                                                    Page
----------------------                                                    ----

10.1    Press Release of CP Ships Limited "CP SHIPS
        EXTENDS  SELLING PROGRAM FOR HOLDERS
        OF FEWER THAN 100 SHARES", dated 20 January 2003                  4






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


                                                                 Exhibit 10.1


         CP SHIPS EXTENDS SELLING PROGRAM FOR HOLDERS OF FEWER THAN 100
                                     SHARES

LONDON, UK (20th January 2003) - CP Ships Limited today announced an extension until May 7, 2003 at 5:00 p.m. EST of its selling program for holders of fewer than 100 shares. The sale of shares will continue to be executed through the Toronto Stock Exchange.

Originally scheduled to expire on February 7, 2003, the program, which is voluntary, allows shareholders owning 99 or fewer shares in CP Ships as of the November 7, 2002 record date to sell all of their shares without incurring brokerage commissions. Registered and beneficial shareholders are eligible to participate.

The extension is being made with the approval of the Toronto Stock Exchange. CP Ships has retained Computershare Trust Company of Canada to manage the program and to handle share transactions and payments. Questions regarding the program may be directed to Computershare toll free in Canada and the United States at 1-866-982-7999 (international at 1-514-982-7800) between 8:30 a.m. and 8 p.m.
EST Monday to Friday. Questions may also be submitted at any time by email to caregistryinfo@computershare.com.
--------------------------------

                                     -ends-



About CP Ships: One of the world's leading container shipping companies, CP Ships provides international container transportation services in four key regional markets: TransAtlantic, Australasia, Latin America and Asia. Within these markets CP Ships operates 38 services in 25 trade lanes, most of which are served by two or more of its seven readily recognized brands: ANZDL, Canada Maritime, Cast, Contship Containerlines, Italia Line, Lykes Lines and TMM Lines. CP Ships has a fleet of 90 ships and 400,000 containers. Its annual volume is 2 million teu, more than 80% of which is North American exports or imports. It also owns Montreal Gateway Terminals, which operates one of the largest marine container terminal facilities in Canada. CP Ships' stock is traded on the Toronto and New York stock exchanges under the symbol TEU. It is listed in the S&P/TSX 60 Index of top Canadian publicly listed companies. For further information visit the CP Ships website, www.cpships.com.

                                    CONTACTS
                                   Investors
                       Jeremy Lee, VP Investor Relations
                          Telephone: + 1 514 934 5254





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

                                     Media
               Elizabeth Canna, Director Corporate Communications
              Telephone:+44 (0)20 7389 1119 or +41(0) 79 691 3764

                                       or
                    Ian Matheson, Impress Communications Ltd
                         Telephone: +44 (0)1689 860 660


Note: This press release may include forward-looking statements about the operations, objectives and expected financial results of CP Ships and its affiliates. Such statements are inherently subject to uncertainties arising from a variety of factors including, without limitation, legislative or regulatory changes, competition, technological developments and global economic and financial conditions. Actual performance could differ substantially.



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